SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

                                    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                                    Form 20-F ☒ Form 40-F ☐

                                    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

                                    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

                                    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes☐ No ☒

Table of Contents

Press Release of  February 14, 2008 — Results for the Year Ended December 31, 2007  (US GAAP).

RESULTS FOR THE FULL YEAR ENDED DECEMBER 31, 2007 (US GAAP)

HIGHLIGHTS FOR THE FULL YEAR

•     Volume of 1,949 million unit cases, 13% ahead of the same period in 2006;

•     Operating profit of €656.3 million versus €459.1 million, a 43% increase compared to the prior year;

•     Net income of €505.1 million versus  €313.4 million, a 61% increase compared to the same period in 2006.

FOURTH QUARTER HIGHLIGHTS

•     Volume of 447 million unit cases, 8% ahead of the same period in 2006;

•     Operating profit of €74.9 million versus €22.9 million in the same period in 2006;

•     Net income of €80.9 million versus a loss of €23.4 million in the same period in 2006

Doros Constantinou, Managing Director of Coca-Cola Hellenic, commented:

“I am pleased to report a strong performance for Coca-Cola Hellenic in 2007. Through our successful execution in the market, we were able to deliver another year of strong operating profit growth, validating our continued ability to deliver on our volume-to-value model. This was supported by significant margin expansion despite higher investment in route to market initiatives and continued raw material cost pressures. We also continued to invest in profitable growth throughout the year with the purchase of a new Russian production facility whilst we are also exploring opportunities within the premium ready-to-drink coffee category with illycaffè. Looking at 2008, the uncertain global economic outlook and the surge in commodity costs have given us reason to remain vigilant. However, we believe our proven ability to execute our strategy even under challenging conditions and our balanced geographic presence will enable us to deliver another year of solid performance in line with our long-term growth model, despite cycling a challenging year.”

Results for the full year ended December 31, 2007 (US GAAP)

February 14, 2008

Coca-Cola Hellenic Bottling Company S.A. (‘the Company’ or ‘Coca-Cola Hellenic’) is one of the world’s largest bottlers of products of The Coca-Cola Company (‘TCCC’) and has operations in 28 countries serving a population of over 540 million people.  The Company shares are listed on the Athens Exchange (ATHEX:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. The Company’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of accounting principles generally accepted in the United States (‘US GAAP’). The Company also prepares financial information under International Financial Reporting Standards (‘IFRS’), which are available on our website: www.coca-colahellenic.com.

Conference Call

The Company will host a conference call with financial analysts to discuss the full year and fourth quarter 2007 financial results on February 14, 2008 at 4:00 pm, Athens time (2:00 pm, London time and 9:00 am, New York time). Interested parties can access the live, audio webcast of the calls through the Company’s website (www.coca-colahellenic.com).

INQUIRIES:

Company contacts: Coca-Cola Hellenic Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3229 e-mail: melina.androutsopoulou@cchellenic.com

George Toulantas Investor Relations Manager	Tel: +30 210 618 3255 e-mail: george.toulantas@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 e-mail: greg.quine@fd.com

US press contact: Financial Dynamics US Jim Olecki	Tel: +1 212 850 5600 e-mail: jim.olecki@fd.com

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements.  All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2008 and future years, business strategy and the effects of our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements.  You should not place undue reliance on these forward-looking statements.  By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No. 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.  Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Consolidated Statements of Income — unaudited

	Year Ended
	December 31, 2007	December 31, 2006
	(euro in millions, except per share data)

Net sales revenue	€6,188.6	€5,372.2
Cost of goods sold	(3,654.0)	(3,282.3)
Gross profit	2,534.6	2,089.9

Selling, delivery and administrative expenses	(1,874.2)	(1,630.8)
Operating profit	660.4	459.1

Interest expense	(96.3)	(86.3)
Interest income	10.7	10.3
Other income	1.0	0.4
Other expenses	(0.6)	(0.1)
Income before income taxes	575.2	383.4

Income tax expense	(87.7)	(89.2)
Share of income of equity method investees	20.0	24.8
Minority interests	(12.0)	(4.8)
Net income before cumulative effect of accounting change	495.5	314.2

Cumulative effect of accounting change for Statement No. 123(R) adoption, net of applicable income taxes of €0.2m	—	(0.8)
Net income	€495.5	€313.4

Basic and diluted net income per share (in €):	1.36	0.87

See notes to the consolidated financial statements on pages 10 to 18.

	Three Months Ended
	December 31, 2007	December 31, 2006
	(euro in millions, except per share data)

Net sales revenue	€1,391.3	€1,255.5
Cost of goods sold	(830.5)	(803.9)
Gross profit	560.8	451.6

Selling, delivery and administrative expenses	(481.8)	(428.7)
Operating profit	79.0	22.9

Interest expense	(28.9)	(23.8)
Interest income	3.6	3.1
Other income	0.4	(0.2)
Other expenses	(0.4)	0.1
Income before income taxes	53.7	2.1

Income tax expense	18.9	(27.3)
Share of income of equity method investees	2.5	4.5
Minority interests	(3.8)	(2.7)
Net income before cumulative effect of accounting change	71.3	(23.4)

Cumulative effect of accounting change for Statement No. 123(R) adoption, net of applicable income taxes	—	—
Net income / (loss)	€71.3	€(23.4)

Basic and diluted net income / (loss) per share (in €):	0.20	(0.06)

See notes to the consolidated financial statements on pages 10 to 18.

Consolidated Balance Sheets — unaudited

	As at
	December 31, 2007	December 31, 2006
	(euro in millions)
Assets
Current assets:
Cash and cash equivalents	€176.2	€288.7
Trade accounts receivable, less allowance of €40.0m in 2007 and €36.4m in 2006	657.0	640.4
Inventories	478.2	389.7
Receivables from related parties	96.8	90.8
Taxes receivable	15.3	9.9
Deferred income taxes	55.2	44.4
Prepaid expenses	118.0	86.8
Derivative assets	14.0	4.8
Other current assets	90.4	61.5
Total current assets	1,701.1	1,617.0

Property, plant and equipment:
Land	146.9	132.8
Buildings	974.4	854.2
Returnable containers	256.7	241.1
Production and other equipment	3,129.6	2,801.5
	4,507.6	4,029.6
Less accumulated depreciation	(1,977.8)	(1,769.9)
	2,529.8	2,259.7
Construction in progress	209.0	156.3
Advances for equipment purchases	108.6	70.2
	2,847.4	2,486.2

Investments in equity method investees	337.7	316.9
Deferred income taxes	33.4	35.8
Derivative assets	14.4	—
Other tangible non-current assets	81.1	35.9
Franchise rights	1,996.8	1,997.4
Goodwill and other intangible assets	849.4	798.4
Total assets	€7,861.3	€7,287.6

See notes to the consolidated financial statements on pages 10 to 18.

	As at
	December 31, 2007	December 31, 2006
	(euro in millions)

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	€259.1	€269.3
Accounts payable	329.0	274.3
Accrued expenses	534.7	480.4
Dividends payable	42.2	—
Amounts payable to related parties	147.4	160.1
Deposit liabilities	106.3	100.7
Income taxes payable	56.6	46.8
Deferred income	19.6	25.6
Deferred income taxes	3.6	5.4
Derivative liabilities	4.2	1.2
Current portion of capital lease obligations	52.6	33.9
Total current liabilities	1,555.5	1,397.7

Long-term liabilities:
Long-term debt	1,472.8	1,516.4
Capital lease obligations, less current portion	109.1	82.2
Cross currency swap payables relating to borrowings	186.7	122.0
Deferred income taxes	663.7	683.1
Deferred income	106.1	89.1
Employee benefit obligations and other long-term liabilities	156.2	175.4
Total long-term liabilities	2,694.6	2,668.2

Minority interests	70.5	65.0

Shareholders’ equity:
Ordinary shares, €0.50 par value: 363,738,357 shares (2006: 242,067,916) authorized, issued and outstanding	181.9	121.0
Additional paid-in capital	1,672.6	1,719.0
Deferred compensation	(0.8)	(0.7)
Retained earnings	1,565.3	1,190.2
Accumulated other comprehensive income	121.7	127.2
Total shareholders’ equity	3,540.7	3,156.7
Total liabilities and shareholders’ equity	€7,861.3	€7,287.6

See notes to the consolidated financial statements on pages 10 to 18.

Consolidated Statements of Cash Flows — unaudited

	Year Ended
	December 31, 2007	December 31, 2006
	(euro in millions)
Operating activities
Net income	€495.5	€313.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	362.9	330.2
Amortization	1.4	0.7
Stock option compensation expense	5.8	4.0
Impairment charges on property, plant and equipment	—	24.5
Deferred income taxes	(32.7)	13.2
Gains on disposal of non-current assets	(6.6)	(14.1)
Minority interests	12.0	4.8
Share of income of equity method investees	(20.0)	(24.8)
Cumulative effect of accounting change for Statement No. 123(R) adoption, before income taxes	—	1.0
Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable and other operating assets	(102.9)	(54.7)
Inventories	(88.0)	(22.8)
Accounts payable and accrued expenses	113.5	117.7
Net cash provided by operating activities	740.9	693.1

Investing activities
Purchases of property, plant and equipment	(571.7)	(560.0)
Proceeds from disposals of property, plant and equipment	27.3	37.7
Cash payments for acquisitions, net of cash acquired	(191.6)	(78.1)
Return of investment of equity method investees	—	5.6
Net (payments for purchase) / proceeds from sale of investments and other assets	(4.5)	8.3
Net cash used in investing activities	(740.5)	(586.5)

Financing activities
Proceeds from issuance of debt	71.0	696.8
Payments on debt	(109.5)	(662.5)
Support payments from TCCC for cold drink equipment placement	45.1	54.8
Payments on capital lease obligations	(42.2)	(20.4)
Payment of expenses related to bonus shares issue	(0.6)	—
Proceeds from shares issued to employees exercising stock options	8.7	22.5
Dividends paid to shareholders of the Company and to minority interests	(83.0)	(76.8)
Net cash (used in) / provided by financing activities	(110.5)	14.4

Effect of exchange rates on cash	(2.4)	(0.8)
Net (decrease) / increase in cash and cash equivalents	(112.5)	120.2

Cash and cash equivalents at beginning of year	288.7	168.5
Cash and cash equivalents at end of period	€176.2	€288.7

See notes to the consolidated financial statements on pages 10 to 18.

Consolidated Statements of Shareholders’ Equity — unaudited

						Accumulated
	Ordinary Shares		Additional	Deferred		Other
	Number		Paid-in	Compen-	Retained	Comprehen-
	of Shares	Amount	Capital	sation	Earnings	sive Income	Total
	(millions)	(euro in millions)
As at January 1, 2006	240.7	120.3	1,693.2	(0.5)	949.0	161.3	2,923.3
Net income for 2006	—	—	—	—	313.4	—	313.4
Currency translation adjustment, net of applicable income taxes of €2.3m	—	—	—	—	—	(11.8)	(11.8)
Change in minimum pension liability, net of applicable income taxes of €(0.2)m	—	—	—	—	—	0.1	0.1
Change in fair value of derivatives, net of applicable income taxes of €0.1m	—	—	—	—	—	(0.3)	(0.3)
Unrealised gain on available-for-sale investments, net of applicable income taxes of €(0.6)m	—	—	—	—	—	1.8	1.8
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €(0.1)m	—	—	—	—	—	0.5	0.5
Comprehensive income							303.7
Adoption of FAS 158:
Minimum pension liability adjustment, net of applicable income taxes of €(4.1)m	—	—	—	—	—	12.0	12.0
Unrecognised losses and prior service cost, net of applicable income taxes of €10.3m	—	—	—	—	—	(36.4)	(36.4)
Shares issued to employees exercisingstock options	1.4	0.7	21.8	—	—	—	22.5
Stock option compensation	—	—	4.0	—	—	—	4.0
Changes in deferred compensation related to Employee Share Ownership Plan	—	—	—	(0.2)	—	—	(0.2)
Cash dividends (€0.30 per share)	—	—	—	—	(72.2)	—	(72.2)
As at December 31, 2006	242.1	€121.0	€1,719.0	€(0.7)	€1,190.2	€127.2	€3,156.7
Cumulative effect of accounting change for Interpretation No. 48 adoption (see Note 2)	—	—	—	—	1.6	—	1.6
As at January 1, 2007	242.1	121.0	1,719.0	(0.7)	1,191.8	127.2	3,158.3
Net income for 2007	—	—	—	—	495.5	—	495.5
Currency translation adjustment, net ofapplicable income taxes of €0.3m	—	—	—	—	—	(36.3)	(36.3)
Adoption of Euro by Slovenia	—	—	—	—	(2.3)	2.3	—
Change in fair value of derivatives, net of applicable income taxes of €0.2m	—	—	—	—	—	(1.0)	(1.0)
Unrealised gain on available-for-sale investments, net of applicable income taxes of €(1.0)m	—	—	—	—	—	3.0	3.0
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €(0.1)m	—	—	—	—	—	0.5	0.5
Amortization and change of actuarial losses and prior service cost, net of applicable income taxes of €(5.7)m	—	—	—	—	—	26.0	26.0
Comprehensive income							487.7
Bonus shares issued	121.0	60.6	(60.6)	—	—	—	—
Shares issued to employees exercising stock options	0.6	0.3	8.4	—	—	—	8.7
Stock option compensation	—	—	5.8	—	—	—	5.8
Changes in deferred compensation related to Employee Share Ownership Plan	—	—	—	(0.1)	—	—	(0.1)
Cash dividends (€0.21 per share)	—	—	—	—	(77.5)	—	(77.5)
Statutory minimum dividend provision	—	—	—	—	(42.2)	—	(42.2)
As at December 31, 2007	363.7	€181.9	€1,672.6	€(0.8)	€1,565.3	€121.7	€3,540.7

See notes to the consolidated financial statements on pages 10 to 18.

Condensed Notes to Consolidated Financial Statements — unaudited

1.              BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of the Coca-Cola Hellenic Bottling Company S.A. (‘the Company’) have been prepared in accordance with accounting principles generally accepted in the United States. They do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair statement of the Company’s financial position, results of operations and cash flows for the periods presented. Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

The 2006 condensed consolidated financial statements were derived from audited financial statements, but do not include all disclosures required by accounting principles generally accepted in the United States of America.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2006.

2.              NEW ACCOUNTING STANDARDS

In February 2006, the Financial Accounting Standards Board (‘FASB’) issued Statement No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140 (‘Statement No. 155’). Statement No. 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract in accordance with Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (‘Statement No. 133’). Statement No. 155 allows an entity to make an irrevocable election to measure such a hybrid financial instrument at fair value in its entirety, with changes in fair value recognized in earnings. The election may be made on an instrument-by-instrument basis and can be made only when a hybrid financial instrument is initially recognized or when certain events occur that constitute a remeasurement (i.e. new basis) event for a previously recognized hybrid financial instrument. An entity must document its election to measure a hybrid financial instrument at fair value, either concurrently or via a pre-existing policy for automatic election. Once the fair value election has been made, that hybrid financial instrument may not be designated as a hedging instrument pursuant to Statement No. 133. The Statement No. 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement (i.e. new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Upon adoption, an entity may elect fair value measurement for existing financial instruments with embedded derivatives that had previously been bifurcated pursuant to Statement No. 133. The adoption of Statement No. 155 did not have an impact on the Company’s financial statements.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (‘Interpretation No. 48’), an interpretation of FASB Statement No. 109, Accounting for Income Taxes.  Interpretation No. 48 clarifies the accounting and reporting for income taxes where interpretation of the law is uncertain. Interpretation No. 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted this Statement on January 1, 2007. As at the balance sheet date, the Company’s unrecognized tax benefits totaled €36.4 million, all of which, if recognized, may affect the effective tax rate. The unrecognized tax benefits are recorded in ‘Income taxes payable’ and ‘Employee benefit obligations and other long-term liabilities’. The Company is not aware of any material changes in positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months as of the balance sheet date.

Also, as at the balance sheet date, the Company had accrued interest expense related to the unrecognized tax benefits of €3.0 million. The Company continues to recognize interest accruing and penalties if incurred, which are attributable to income tax matters, as income tax expenses.

The Company has operations in a large number of countries which each have their own laws and practice concerning a statute of limitations or its equivalent which sets a time limit for the examination of the tax affairs of the Company’s operations for a fiscal year. These time limits are generally of 5 years duration but in the case of fraud these time limits may be substantially increased, for example up to 15 years in the case of Switzerland. The time limit for examination, excluding situations of tax fraud or fiscal criminality, in the case of our major tax jurisdictions are as follows: Greece 5 years; Italy 5 years; Nigeria 6 years; Romania 5 years; Russia 3 years.

In 2007, our effective tax rate reflected an approximate €12.3 million tax charge related to amounts required to be recorded for changes in our uncertain tax positions under Interpretation No. 48.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (‘Statement No. 157’). Statement No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. The Company is currently evaluating the expected effect of adoption of this standard on its financial statements.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115 (‘Statement No. 159’).  Statement No. 159 permits an entity to measure certain financial assets and financial liabilities at fair value, without having to apply complex hedge accounting provisions. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions, as long as it is applied to the instrument in its entirety. The fair value option election is irrevocable, unless a new election date occurs. Statement No. 159 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity’s election on its earnings but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. Statement No. 159 is effective as at the beginning of an entity’s first fiscal year that begins after November 15, 2007 and must be applied prospectively. Early adoption is permitted, provided the entity also elects to apply the provisions of FASB Statement No. 157. The Company is currently assessing the effect of Statement No. 159 on its financial statements.

In June 2007, the Emerging Issues Task Force (‘EITF’) reached a consensus on EITF Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (‘EITF 06-11’). EITF 06-11 requires companies to recognize a realized income tax benefit associated with dividends or dividend equivalents paid on non-vested equity-classified employee share-based payment awards that are charged to retained earnings as an increase to additional paid-in capital. EITF 06-11 is effective on January 1, 2008. The Company does not expect the adoption of EITF 06-11 to have a material effect on its financial statements.

In December 2007, the FASB issued Statement No. 141 (revised 2007), Business Combinations (‘Statement No. 141R’), which replaces Statement No. 141. Statement No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. Statement No. 141R is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008. The

Company is currently evaluating the potential impact of the adoption of Statement No. 141R on the Company’s consolidated financial statements.

In December 2007, the FASB issued Statement No. 160, Non-controlling Interests in Consolidated Financial Statement—amendments of ARB No. 51 (‘Statement No. 160’). Statement No. 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. Statement No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008. The Company is currently evaluating the potential impact of the adoption of Statement No. 160 on the Company’s consolidated financial statements.

3.              RECENT ACQUISITIONS

On May 31, 2007, the Company announced the completion of the acquisition of 100% of Eurmatik S.r.l., (‘Eurmatik’) a local full-line vending operator in Italy. Eurmatik has a long tradition in the Italian vending industry and is currently operating in all segments of the vending business such as hot and cold beverages, water and snacks. The total consideration for the transaction was €17.0 million (excluding acquisition costs) with no debt assumed. The acquisition of Eurmatik is not expected to affect materially group profitability in the near term. The acquisition has resulted in the recording of goodwill of €13.5 million and customer contracts of €2.9 million.

On September 4, 2007, the Company announced the completion of the acquisition of 100% of OOO Aqua Vision (‘Aquavision’), a company owning a newly constructed production facility in Russia. The plant, located in close proximity to Moscow, covers a total area of 35 hectares with four production lines (including two aseptic lines), warehousing facilities and office space. The new site provides the Company with immediate incremental installed production capacity, as well as available space for the future installation of additional lines. The plant is capable of producing a full range of non-alcoholic beverages including carbonated soft drinks, fruit drinks and juices, bottled water, ready-to-drink tea and sports drinks. Aquavision has recently launched juice products under the ‘botaniQ’ trademark which is also included in the transaction. The total consideration for the acquisition was €177.4 million (excluding acquisition costs) with the assumption of debt of an additional €23.5 million. The final consideration is subject to adjustments depending on the final working capital. At this stage the acquisition has resulted in recording goodwill of €31.1 million, trademarks of €7.6 million and water rights of €3.1 million. The fair values of assets acquired and liabilities assumed are preliminary and pending finalization.

4.              INVENTORIES

Inventories consist of the following (in millions):

	December 31, 2007	December 31, 2006

Finished goods	€193.4	€157.7
Raw materials & work in progress	183.8	157.3
Consumables	98.1	72.7
Payments on account	2.9	2.0
	€478.2	€389.7

5.              FRANCHISE RIGHTS, GOODWILL AND OTHER INTANGIBLE ASSETS

The Company’s intangible assets consist mainly of franchise rights related to bottlers’ agreements with TCCC, trademarks and goodwill.

TCCC does not grant perpetual franchise rights outside of the United States, nonetheless, the Company believes its franchise agreements will continue to be renewed at each expiration date and, therefore, have an indefinite useful life. The Company determines the useful life of its trademarks after considering potential limitations that could impact the life of the trademark, such as technological limitations, market limitations and the intent of management with regard to the trademark. All the trademarks that the Company has recorded on its balance sheet have been assigned an indefinite useful life, as they have an established sales history in the applicable region. It is the Company’s intention to receive a benefit from them indefinitely, and there is no indication that this will not be the case.

In accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets, goodwill and indefinite-lived intangible assets are not amortized, but are reviewed at least annually for impairment. Finite-lived assets are amortized over their estimated useful lives. The following table sets forth the carrying value of intangible assets subject to, and not subject to, amortization (in millions):

	December 31, 2007	December 31, 2006
Intangible assets not subject to amortization
Franchise rights	€1,996.8	€1,997.4
Goodwill	799.6	760.5
Trademarks	34.7	34.8
	2,831.1	2,792.7
Intangible assets subject to amortization
Trademarks	6.9	—
Water rights	4.9	1.9
Customer contracts	3.2	0.8
Distribution rights	0.1	0.4
	€2,846.2	€2,795.8

The changes in the carrying amounts of goodwill are as follows (in millions):

	Established	Developing	Emerging
	Countries	Countries	Countries	Total

Balance as at December 31, 2006	€597.9	€125.5	€37.1	€760.5
Current period acquisitions	13.5	—	31.1	44.6
Adjustment to goodwill arising from prior period acquisitions	(2.2)	—	—	(2.2)
Foreign exchange differences	(5.8)	4.3	(1.8)	(3.3)
Balance as at December 31, 2007	€603.8	€129.8	€66.4	€799.6

6.              SEGMENT INFORMATION

The Company has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Company operates in 28 countries, (including our equity investment based in the Former Yugoslav Republic of Macedonia — ‘FYROM’) and our financial results are reported in the following segments:

Established countries:                      Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing countries:                       Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging countries:                                 Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

The Company’s operations in each of the segments presented have similar economic characteristics, production processes, customers and distribution methods. The Company evaluates performance and allocates resources primarily based on cash operating profit. Cash operating profit is defined as operating profit before deductions for depreciation, amortization, stock option compensation expense and impairment charges. Information on the Company’s segments is as follows (in millions):

	Three Months Ended		Year Ended
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
	(euro in millions)		(euro in millions)
Net sales revenue
Established countries	€579.9	€556.3	€2,634.5	€2,473.5
Developing countries	273.0	239.0	1,186.0	993.2
Emerging countries	538.4	460.2	2,368.1	1,905.5
	1,391.3	1,255.5	6,188.6	5,372.2
Cash operating profit
Established countries	70.1	48.5	406.2	366.1
Developing countries	32.5	26.5	185.4	142.8
Emerging countries	76.4	51.2	438.9	309.6
	179.0	126.2	1,030.5	818.5
Depreciation
Established countries	(29.5)	(33.5)	(119.7)	(125.9)
Developing countries	(21.0)	(16.6)	(71.8)	(66.1)
Emerging countries	(47.6)	(39.9)	(171.4)	(138.2)
	(98.1)	(90.0)	(362.9)	(330.2)
Amortization
Established countries	(0.1)	(0.3)	(1.0)	(0.6)
Developing countries	(0.1)	(0.1)	(0.2)	(0.1)
Emerging countries	(0.1)	—	(0.2)	—
	(0.3)	(0.4)	(1.4)	(0.7)
Stock option compensation
Established countries	(0.4)	(0.3)	(2.0)	(1.3)
Developing countries	(0.3)	(0.2)	(1.1)	(0.7)
Emerging countries	(0.9)	(0.6)	(2.7)	(2.0)
	(1.6)	(1.1)	(5.8)	(4.0)
Impairment
Established countries	—	(5.9)	—	(13.3)
Developing countries	—	(2.2)	—	(4.1)
Emerging countries	—	(3.7)	—	(7.1)
	—	(11.8)	—	(24.5)
Operating profit
Established countries	40.1	8.5	283.5	225.0
Developing countries	11.1	7.4	112.3	71.8
Emerging countries	27.8	7.0	264.6	162.3
	79.0	22.9	660.4	459.1
Reconciling items
Interest expense			(96.3)	(86.3)
Interest income			10.7	10.3
Other income			1.0	0.4
Other expenses			(0.6)	(0.1)
Income tax expense			(87.7)	(89.2)
Share of income of equity method investees			20.0	24.8
Minority interests			(12.0)	(4.8)
Net income before cumulative effect of accounting change			€495.5	€314.2

	As at
	December 31, 2007	December 31, 2006
Total assets
Established countries	€3,773.7	€3,789.4
Developing countries	1,592.0	1,426.6
Emerging countries	2,678.8	1,987.1
Corporate / intersegment receivables	(183.2)	84.5
	€7,861.3	€7,287.6

7.              EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (in millions), including the effect of stock split in November 14, 2007 which is being retroactively presented for prior periods (see Note 11).

	Year Ended
	December 31, 2007	December 31, 2006
Numerator
Net income	€495.5	€313.4

Denominator
Basic	363.1	361.1
Dilutive effect of stock options	1.2	0.7
Diluted	364.3	361.8

	Three Months Ended
	December 31, 2007	December 31, 2006
Numerator
Net income / (loss)	€71.3	€(23.4)

Denominator
Basic	363.2	361.4
Dilutive effect of stock options	2.0	—
Diluted	365.2	361.4

8.              RESTRUCTURING

During 2007, the Company recorded restructuring charges of €12.2 million before tax, comprising cash restructuring charges of €11.9 million and accelerated depreciation of €0.3 million reflected mainly in cost of goods sold. Cash restructuring charges of €7.6 million relate to initiatives in Ireland. In Ireland, the project to develop a single all-island production facility is proceeding well.

The table below summarizes accrued restructuring costs included within accrued expenses and amounts charged against the accrual (in millions):

	As at
	December 31, 2007	December 31, 2006

As at beginning of the period	€22.2	€9.0
Arising during the period	11.9	53.0
Utilized during the period	(28.3)	(39.8)
As at end of period	€5.8	€22.2

9.              CONTINGENCIES

The Greek Competition Authority issued a decision on January 25, 2002, imposing a fine on the Company of approximately €2.9 million for certain discount and rebate practices and required changes to its commercial practices with respect to placing coolers in certain locations and lending them free of charge. On June 16, 2004, the fine was reduced on appeal to €1.8 million. On June 29, 2005, the Greek Competition Authority requested that the Company provide information on its commercial practices as a result of a complaint by certain third parties regarding the Company’s level of compliance with the decision of January 25, 2002. On October 7, 2005, the Company was served with notice to appear before the Greek Competition Authority.

On June 14, 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day the Company failed to comply with the decision of January 25, 2002. The Greek Competition Authority imposed this penalty for the period from February 1, 2002 to February 16, 2006, resulting in a total of €8.7 million. On August 31, 2006, the Company deposited an amount of €8.9 million, reflecting the amount of the fine and applicable tax, with the Greek authorities. This deposit was a prerequisite to filing an appeal pursuant to Greek law. As a result of this deposit, the Company has increased the charge to its financial statements in connection with this case to €8.9 million. The Company also incurred consulting fees and additional expenses of €0.4 million in connection to this case. On November 23, 2007, the Court of Appeals partly reversed and partly upheld the decision of the Greek Competition Authority reducing the amount of the fine to €5.9 million. The reduction of the fine of €2.8 million has been recognized in our 2007 income statement. The Company has appealed the decision of the Court of Appeals, to the extent it partly upholds the fine, to the Supreme Administrative Court. The Company believes that it has substantial legal grounds for each appeal against the judgment of the Court of Appeals. The Greek Competition Authority and one of the Company’s competitors have also appealed the decision of the Court of Appeals to the extent it reduces the fine.

In relation to the Greek Competition Authority’s decision of January 25, 2002, one of our competitors has filed a lawsuit claiming damages in an amount of €7.7 million. At present, it is not possible to predict the outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it. The Company has not provided for any losses related to this case.

In recent years, customs authorities in some Central and East European countries have attempted to challenge the classification under which the Company imports concentrate into these countries to produce our products. Local authorities have argued that a classification with higher customs duties than the current classification should apply. In the past, such issues were successfully resolved in most of these countries. The Company still has several cases outstanding before the Romanian customs authorities and courts. While the Company has won appeals of several cases to the Romanian Supreme Court, the Romanian Supreme Court has ruled against the Company in two cases. The Company believes that it has legal and factual support for its position, which is consistent with the customs classification standards adopted by the European Union, and will continue to oppose the position taken by the Romanian customs authorities. However, it is not possible to quantify the likelihood of any potential liability arising from these legal proceedings due to the legal uncertainty surrounding customs duties in Romania prior to Romania’s accession to the European Union. If the Company were to become liable to pay all claims of the Romanian customs authorities, the amount payable would be approximately €14.9 million. The Company has made a provision for €2.6 million of this amount, relating to the cases that the Company has lost before the Romanian Supreme Court.

The Company is also involved in various other legal proceedings. Management believes that any liability to the Company that may arise as a result of these pending legal proceedings will not have a material adverse effect on the results of operations, cash flows, or the financial condition of the Company taken as a whole.

The Company’s tax filings are routinely subjected to audit by tax authorities in most of the jurisdictions in which we conduct business. These audits may result in assessments of additional taxes. The

Company has adopted Interpretation No. 48 as at January 1, 2007 and now accounts for uncertain tax positions in accordance with this interpretation of Statement No. 109. Accordingly, the Company provides for taxation, interest and penalties with respect to uncertain tax positions that based upon the technical merits of individual tax positions do not meet the criteria of being more likely than not of being sustained under full review by the relevant tax authorities.

10.       NET DEBT

Net debt consists of the following (in millions):

	As at
	December 31, 2007	December 31, 2006

Long-term borrowings (including leases)	€1,581.9	€1,598.6
Short-term borrowings (including leases)	311.7	303.2
Cash and cash equivalents	(176.2)	(288.7)
Net debt	€1,717.4	€1,613.1

11.       STOCK SPLIT

Coca-Cola Hellenic’s shareholders approved on October 15, 2007 a share capital increase of €60,516,979 through the partial capitalization of the “share premium” account and the issuance of 121,033,958 new ordinary bearer shares. The new shares were delivered to Coca-Cola Hellenic’s shareholders in a ratio of one (1) new share for every two (2) existing shares. Following the completion of the above share capital increase Coca-Cola Hellenic’s share capital amounted to €181,550,937, divided into 363,101,874 shares of a nominal value of €0.50 each.

On October 24, 2007, the Greek Ministry of Development approved the share capital increase and Coca-Cola Hellenic filled required documents with the Greek Capital Markets Committee and the Athens Exchange.

On November 8, 2007, the Athens Exchange approved the bonus issuance. According to the Greek capital markets legislation, shareholders entitled to receive the bonus shares were those holding Coca-Cola Hellenic shares at the closing of trading on November 13, 2007. Coca-Cola Hellenic’s shares opened on an adjusted basis on November 14, 2007. The new shares were credited to the SAT (Dematerialized Securities System) accounts of the shareholders and began trading on November 20, 2007.

The Company retroactively reflected the stock split in its historical basic and diluted net income per share when the stock split was effected.

Summary of Significant Differences between US GAAP and International Financial Reporting Standards (IFRS) — unaudited

The tables below illustrate those differences that have a significant effect on our operating profit and net income in the reported periods:

	Twelve months ended
	December 31, 2007	December 31, 2006
Reconciliation of operating profit	€ million	€ million
Operating profit under US GAAP	660.4	459.1

Recognition of previously unrecognized pre-acquisition tax losses (1)	(0.8)	(7.8)
Treatment of joint ventures (2)	31.6	36.0
Restructuring charges (3)	3.7	18.6
Other	7.7	1.2
Operating profit under IFRS	702.6	507.1

	Twelve months ended
	December 31, 2007	December 31, 2006
Reconciliation of net income	€ million	€ million
Net income under US GAAP	495.5	313.4

Cumulative effect of accounting change for Statement No. 123 (R)	—	0.8
Deferred tax (4)	(35.2)	(0.6)
Restructuring charges (3)	3.7	18.6
Other	8.3	1.5
Net income under IFRS	472.3	333.7

In summary, the significant differences are as follows:

1.               In accordance with IAS 12, Income Taxes, when deferred tax assets on losses have not been recognized at acquisition date and are subsequently recognized, both deferred tax assets and goodwill are adjusted with corresponding entries to operating expense and taxation in the income statement. Such a treatment does not occur for US GAAP.

2.               The Company’s interests in jointly controlled entities, Brewinvest S.A., the Multon Z.A.O. group and Fresh & Co, are accounted for under the equity method of accounting for US GAAP and under the proportional consolidation method of accounting for IFRS.

3.               In accordance with FASB Statement No. 146, Exit or Disposal Activities, the liability for the costs of restructuring are recognized and measured at fair value when the liability is incurred, rather than the date at which the exit plan is committed to. In particular, where employees are required to serve beyond the minimum retention period in order to receive one-time termination benefits such as severance pay, the costs of the one-time termination benefits are recognized at fair value over the term of the retention period. Under IFRS, such costs are recognized on the date at which the exit plan is committed to. In addition, if it is not possible for the employee to determine the type and amount of benefits they will receive from involuntary termination (for example, when the negotiation of severance benefits has not been conducted with the appropriate employee groups such as work councils or trade unions), then provision for any such amounts should not be recorded under US GAAP.

4.               The US GAAP treatment of deferred tax is different in a number of respects from IFRS. In addition, other differences in accounting treatment can have an implication on tax. In the fourth quarter of 2007, this was largely due to the one-off benefit of approximately €51 million resulting from the enactment of lower tax rates in a number of our countries (primarily in Italy and Czech Republic), causing the redenomination of significant deferred tax liability balances predominately on the Franchise Rights in these countries that were previously recorded (Franchise Rights recorded under US GAAP have a significantly larger balance that those recorded under IFRS).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name:	Jan Gustavsson
Title: General Counsel & Company Secretary

Date:  February 19, 2008